December 11, 2013

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: John Dana Brown

Re:	Scorpio Bulkers Inc. (“Company”)
Amended Registration Statement on Form F-1 and
Amended Registration Statement on Form F-4
Filed December 11, 2013
CIK No. 0001587264

Dear Mr. Brown,

Reference is made to Amendment No. 3 to the Company’s Registration Statement on Form F-1 (the “F-1 Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on December 6, 2013 and Amendment No. 1 to the Company’s Registration Statement on Form F-4 (the “F-4 Registration Statement”), filed with the Commission on November 27, 2013. The Company has today filed via EDGAR (i) Amendment No. 4 to its Registration Statement on Form F-1 (the “Amended F-1 Registration Statement”) (File No. 333-192246), and a letter related thereto, which responded to the Staff’s comments contained in the letter dated December 9, 2013; and (ii) Amendment No. 3 to its Registration Statement on Form F-4 (“Amended F-4 Registration Statement) (File No. 333-192247), and a letter related thereto, which responded to the Staff’s comments contained in the letter dated December 5, 2013.

In this connection, enclosed herewith are the following documents:

(1) Amended F-1 Registration Statement, marked to show changes from the F-1 Registration Statement, attached hereto as Exhibit A; and

(2) Amended F-4 Registration Statement, marked to show changes from the F-4 Registration Statement, attached hereto as Exhibit B.

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1265, Keith Billotti at (212) 574-1274 or Filana Silberberg at (212) 574-1308.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Edward S. Horton
Edward S. Horton